Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,	2017	2016	2015	2014	2013
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$(122)	$92	$435	$(152)	$293
Add (deduct):
Equity in earnings of unconsolidated entities	(137)	(140)	(140)	(132)	(133)
Distributions from unconsolidated entities	136	93	60	112	128
Amortization of capitalized interest	8	8	8	7	5
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(1)	(6)	(1)	(6)
	(116)	52	357	(166)	287
Add fixed charges:
Consolidated interest expense[2]	170	170	142	111	99
Interest portion (1/3) of consolidated rent expense	64	63	60	62	67
	$118	$285	$559	$7	$453
FIXED CHARGES:
Consolidated interest expense[2]	$170	$170	$142	$111	$99
Capitalized interest	2	3	6	10	22
Interest portion (1/3) of consolidated rent expense	64	63	60	62	67
	$236	$236	$208	$183	$188

RATIO OF EARNINGS TO FIXED CHARGES[3]	*	1.21	2.69	*	2.41

[1]	Includes non-cash charges related to losses on impairment of $262 million in 2017 and $88 million in 2014.
Includes gain on sale of business and other exit costs, net of $1 million, $1 million, $136 million, $16 million and $301 million in 2017, 2016, 2015, 2014 and 2013, respectively.
Includes gain on license sales and exchanges, net of $22 million, $20 million, $147 million, $113 million and $256 million in 2017, 2016, 2015, 2014 and 2013, respectively.
Includes gain on investments of $15 million in 2013.
[2]	Interest expense on income tax contingencies is not included in fixed charges.
[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.21, 2.69 and 2.41 for the years ended December 31, 2016, 2015 and 2013, respectively.
*

Earnings in 2017 and 2014 were inadequate to cover fixed charges by $118 million, and $176 million, respectively, and fixed charges and preferred dividends by $118 million and $176 million, respectively.